02 JUN 27 AM 12: 38

17 June 2002

02042233

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

Attention Office of International Corporate Finance, Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

SUPPL

PROCESSED
JUL 01 2002
THOMSON

Dear Sirs

David Jones Limited -
various releases arising from the Extraordinary General Meeting
17 June 2002

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES
David Jones Limited A.C.N. 000 074 573
86-108 Castlereagh Street Sydney NSW 2000 Australia **Telephone 02 9266 5544**

Releases - Securities USA.doc

2002 EXTRAORDINARY GENERAL MEETING

MONDAY 17 JUNE 2002

CHAIRMAN'S BRIEFING TO SHAREHOLDERS

Thank you for joining us at today's Extraordinary General Meeting to vote on an amendment to the Company's Constitution.

It is important that you as the owners of this company have an understanding of the background leading up to today's meeting, as well as some context for the important business before the meeting.

At the time of our listing at the end of 1995 the department store business was in need of a significant infusion of capital, the development of a viable strategic direction and most of all intensive management.

The Board put in place a new team to put the core business back on track. Peter Wilkinson commenced as CEO in early 1997. Over half of our senior executives, those in General Manager level and above, changed in the first 12 months of Peter's tenure as he carefully put in place the team that could and would reinvent the department store business.

We now have a well-articulated, well-established brand and strategy. Bringing about meaningful change like this takes time and a great deal of focus.

This is a long-term business, David Jones has been around for 164 years; we are making decisions today that reflect the long-term nature of our business.

That our core business today is a fundamentally better one than at the time of listing cannot be disputed. What can be disputed is the way in which the share market values our business. Your board and management share your frustration at the current share price. Many aspects of our strategy over the past 6 years have been realised successfully, yet there remains a clear imperative to improve returns to you, our shareholders.

It is within this context that we undertook this year's strategic review.

Each year as part of our regular three year planning process David Jones considers its key strategic and business issues, growth initiatives, capital expenditure and funding. Decisions on any or all of these issues are not considered in isolation.

Importantly this years review was driven by an objective and realistic measure of accountability - a 15% Return on Investment benchmark. This target is based on international department store comparisons. It positions us at the upper end of this spectrum and provides a verifiable way to assess all future strategic and operational decisions.

I want to make an important distinction. Our ROI target drove the changes to our business strategy it was not an outcome of the strategy.

OUR CORE BUSINESS

Our core Department stores business is performing well. Our review confirmed that there was no need to alter the premium market positioning and associated service and branding strategies which have driven the group's core business growth. We will of course strive to retain and further improve the business.

DAVID JONES

David Jones Limited A.C.N. 000 074 573
A.B.N. 75 000 074 573
Elizabeth Street Store 86-108 Castlereagh Street Sydney NSW 2000 Australia Telephone 02 9266 5544

The changes instituted as part of the turnaround strategy enacted from 1997 to 2000 provided us with a strong base to take the business forward. A platform was put in place which included rebuilding processes and procedures and putting in place the right team. We are seeing the benefits of this now.

This same platform allowed us to navigate the period from the end of calendar 2000 through to the end of 2001 which was by far the harshest non-food trading environment in 20 years and emerge in a stronger position than our competitors. We held true to our brand and ensured our business was well positioned for the upside in the market when it came.

Our strategy has delivered improved positioning, continued growth in marketshare and reduced costs for the group. This has allowed us to manage changes in the retail cycle better than our competitors. Our third quarter sales results - Total Company +10.0%, LFL +4.8% - demonstrate this. The cycle has turned and we have delivered an immediate material improvement in sales figures.

These results were achieved despite an unprecedented level of discounting present in the marketplace during the past year. We monitored the market carefully and strategically countered competitive activity where necessary. In doing so we acted to preserve gross margins.

We recently advised the market of changes to our shareholder rewards program. We are committed to retaining shareholder rewards, however it is important that it produces value for all shareholders not just those in the program. The primary objective of our discount program is to contribute to incremental sales without impacting adversely on profit. The David Jones program remains one of the best in the market.

CAPITAL EXPENDITURE

By necessity we have had a large capital investment program over the past few years. Results from the stores completed so far have been promising but there is still much to do.

We had envisaged having an even larger capital expenditure program over the next two years - in excess of $120m per annum. We certainly do not resile from the need nor necessity for ongoing capital works, however in order to meet our 15% ROI targets we have set a ceiling of $60m per annum going forward.

We believe that the program can be reduced and rescheduled without compromising the David Jones brand or potential sales growth.

AND TO OUR NEW BUSINESSES

David Jones Online is recognised as one of Australia's most successful internet retailing sites. While this is still a small business for us it has long term strategic importance. Revenue continues to grow and the business is on-track to meet its targeted breakeven point in FY2003. As such, minimal capital expenditure is required for the business which is now being further integrated into the core operations of the group.

I have talked with you previously about our Foodchain concept. We launched this business in November 2000. The concept development phase has delivered significant operational experience.

There have been a number of aspects about the business that have pleased us such as revenue growth trends. Customer reaction to the concept has been favourable. Two of our current group of four stores are within sight of store profit.

We announced our intention to undertake a significant write off related to development costs and rollout has been paused until we can assure ourselves that this business will contribute appropriately to the group. Various issues relating to the cost base must be addressed in order to ensure profitability going forward.

We continue to be encouraged about the long-term potential of the business however we must mitigate the potential risks to our bottom line before continuing with our plans.

AND SO TO THE ISSUE OF FUNDING

We conducted a broad ranging capital management review which examined how to best position the company financially going forward. The review included discussion around various capital management issues including dividend policy.

The company's target dividend payment ratio is 60-80% of normalised net profit after tax. The ordinary dividend level will be realigned to better reflect the company's capital management focus. The board reiterates however our commitment to growing overall net profit and by so doing improve the returns to all shareholders.

A key outcome of the capital management review was a decision to raise $65m through a fully underwritten Reset Preference Share Issue. Should our shareholders approve the resolution the funds raised will be used to strengthen the David Jones balance sheet increase our financial flexibility and continue the upgrade and refurbishment of the company's key department stores. This will allow us to further develop our position in the premium department store market.

The RPS issue was recommended as it provides flexibility that other mechanisms do not. The company is periodically entitled to reset certain rights attached to the shares. The first reset date is 1 August 2007 and the company can then set future reset dates.

The specific resolution in front of the meeting today deals with providing the company the right to issue preference shares which have non-cumulative dividends. We believe this is a prudent step to take in order to protect our shareholders generally. While we do not foresee an occasion where dividends would not be paid it makes sense to provide for any eventuality.

When we listed in 1995 hybrid instruments such as reset preference shares did not exist. Consequently in order to fully incorporate the effects of this instrument it was deemed necessary to replace section 2.2 of the constitution.

Let me assure you that we did not take the decision to hold an EGM lightly. However we believe this to be a significant opportunity to take advantage of a new and very appropriate vehicle to add capital strength and flexibility to your company.

In summary, I am encouraged by the outcomes of this year's strategic review it is very clear that management is prepared to move into the next phase of development for David Jones. Having rebuilt the brand and core business performance the focus is now on lifting returns to levels that are internationally comparable. Even more importantly is the objective measure of accountability in this review- 15% ROI and 15-20% increases in net profit after tax pre significant items in financial years 2003 and 2004.

While the current share price does not reflect the successes so far achieved a look at the competitive landscape particularly in non-food retailing demonstrates just how successful David Jones has been over the past difficult year.

This is however, not enough.

There are areas where we can improve.

We have a well-articulated plan with very clear measures of performance. Strengthening the balance sheet by way of our proposed RPS issue will better position us to manage the traditional cyclicality of the non-food retail sector. This issue therefore forms an important part of our overall plans for the future.

The David Jones Board and management are committed to pursuing further core business growth and most importantly delivering sustained earnings per share growth for our shareholders.

The strategic measures together with the momentum of the core business will drive an improved profit outlook for the group from financial year 2003.

THANKYOU

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ASX and MEDIA RELEASE
For Immediate Distribution
17 June 2002

DAVID JONES LIMITED
OUTCOME OF EXTRAORDINARY GENERAL MEETING ('EGM')

David Jones Limited is pleased to advise that shareholders have voted overwhelmingly today to support a change to the Company's Constitution. The change allows for the provision of non-cumulative dividends in relation to a forthcoming $65m fully underwritten reset preference share issue.

The Chairman of David Jones, Mr. Dick Warburton said, "we received today a positive endorsement from the vast majority of our shareholder base which will allow us to put in place a key plank in our strategy going forward."

"We had a small but vocal EGM. A group of our shareholders had taken the time to come the meeting today to put tough questions to their Board. We understand their concerns and can assure them we listened and are acting to improve shareholder value," he said.

"We announced to the market the results of our strategy review on 14 May this year. A critical part of that review involved far-reaching capital management decisions which target significant improvements in the profitability of David Jones in the near future. We have said that we expect to achieve a 15-20% compound improvement in Net Profit before significant items in the next two financial years(1)."

Mr. Warburton said "we advised the market in May that we expect that our net profit pre significant items this year should be in the range of $33 - $34m. Also in May we released an impressive set of third quarter sales figures, +10% at group level and +4.8% like for like. We said at the time that our winter season had got off to a good start, and we continue to be pleased with performance. Accordingly we see no reason to revise our expectations."

"Since listing at the end of 1995 we have worked hard to turn around our business. We are now undisputedly the premium department store brand in this country and have gained marketshare consistently for 3 years. We acknowledge that more must be done to improve value for our shareholders. We are committed to delivering that improvement and have taken action we believe will facilitate improvement in the short to medium term" Mr. Warburton said.

ENDS

For Further Information Contact
Jill Campbell
General Manager Corporate Affairs
9266.5960 / 0412047448
jillcampbell@davidjones.com.au

EDITORS NOTES

(1) *as advised profit figures are pre-reset preference share dividends

Copies of announcements issued by David Jones are available on the Company website at www.davidjones.com.au. Upon accessing the site, click on "For Investors" at the bottom of the screen to go through to releases and announcements/ presentations and reports.

17 June 2002

The Manager Companies
Australian Stock Exchange Limited
11 Floor, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Extraordinary General Meeting

Pursuant to Listing Rule 3.13.2 we advise results of the motion listed in the Notice of Meeting for the Extraordinary General Meeting held today, 17 June 2002.

Special Business – to amend the Company's Consitution
- passed as an Special Resolution on a Poll

Details of the total number of Proxy votes were as follows:

Proxies	For	Against	Open	Abstain
Special Business				
Amend the Company's Constitution	72,151,460	5,120,840	6,178,482	509,064

Yours faithfully
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY